0-20115



02012714

P.E. 1/1/02

Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2002
WASH. D.C.
354
SECTION

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934**

For the month of January 2002 Commission File Number 0-20115

METHANEX CORPORATION

(Translation of Registrant's name into English)


PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

1800 Waterfront Center, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

(Check One:) Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One:) Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-___.

g:\l\sec\6kjan02

CF

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 30, 2002

By: /s/ RANDY MILNER
Title: Assistant General Counsel and Corporate Secretary

Exhibit Index

Exhibit No.	Description
1.	Insider Report for Methanex Corporation dated January 7, 2002 outlining shares purchased in the month of December 2001 pursuant to a Normal Course Issuer Bid.
2.	Press Release dated January 28, 2002 announcing Q4 2001 results and including Q4 2001 financial report.

INSIDER REPORT

1. Identification of the Reporting Issuer (BLOCK LETTERS)

Name of Reporting Issuer:

METHANEX CORPORATION

2. Insider Data

Relationship(s) with Reporting Issuer: 1

Change from previous Report: Yes ☐ No ☒

Date of last report filed: Day 5 Mth 12 Year 2001

or

If initial report, date on which you: Day ___ Mth ___ Year ___

3. Identification of the Insider (BLOCK LETTERS)

Family or Corporate Name: METHANEX CORPORATION

Given Names (in order):

Street: 1800, 200 Burrard Street

City: Vancouver

Prov: BC Postal Code: V6C 3M1

Business Telephone #: (604) 661-2654

Business Fax #: (604) 661-2602

Change in name, address or Telephone # from previous Report: No ☐☒

4. Jurisdiction(s) where the Issuer is a Reporting Issuer or the Equivalent:

Alberta ☒ Manitoba ☐
Bank Act ☐ Ontario ☒
British Columbia ☒ Québec ☒
CBCA ☐ Saskatchewan ☐
Others ______

5. Insider Holdings and Changes (if initial report, complete Sections A, D, E, and F only, and *list Securities of ALL classes held - see also Instruction 5*)

A	B	C								D	E	F
Designation of Class of Securities	Balance of Class of Securities on last report	Date Day	Date Mth	Date Year	Nature	Number Value Acquired	Number Value Disposed of	Unit Price (CAD$)		Present Balance of Class of Securities Held	Ownership	Identify the Registered Holder where Ownership is Indirect
Common Shares		PLEASE SEE ATTACHED										

Attachment: Yes ☒ No ☐

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accomodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, *at the time and in the light of the circumstances* under which it is made, contains a misrepresentation.

Correspondence: English ☒ French ☐

KEEP A COPY FOR YOUR FILE

6. Remarks

The Common shares acquired by Methanex Corporation were acquired pursuant to a Normal Course Issuer Bid through the facilities of the TSE. The Common shares will be cancelled. The Unit Price is the average purchase price of the shares bought that day and does not include 1c brokerage commision.

7. Signature

Name (BLOCK: METHANEX CORPORATION

Signature:



Date of Report (DD MM YY): 7/01/2002

B	C	C	C	C	C	D	E
Previous Balance of Securities Traded	Date of Purchase	Nature	Number Value Acquired	Number Value Disposed of	Unit Price * (CAD$)	Present Balance of Securities Held	Ownership
	Dec 3/01	22	50,000	n/a	8.5499	NIL	0
	Dec 4/01	22	50,000	n/a	8.8564	NIL	0
	Dec 5/01	22	45,000	n/a	8.9944	NIL	0
	Dec 6/01	22	55,000	n/a	9.0572	NIL	0
	Dec 7/01	22	50,000	n/a	9.2712	NIL	0
	Dec 10/01	22	50,000	n/a	9.2453	NIL	0
	Dec 11/01	22	39,300	n/a	9.0804	NIL	0
	Dec 12/01	22	60,700	n/a	9.0440	NIL	0
	Dec 13/01	22	50,000	n/a	9.0446	NIL	0
	Dec 14/01	22	45,500	n/a	9.0924	NIL	0
	Dec 17/01	22	54,500	n/a	8.9863	NIL	0
	Dec 18/01	22	50,000	n/a	8.9090	NIL	0
	1-Dec-01	22	50,000	n/a	8.6560	NIL	0
	Dec 20/01	22	50,000	n/a	8.4600	NIL	0
	Dec 21/01	22	50,000	n/a	8.1716	NIL	0
	Dec 24/01	22	17,300	n/a	8.3505	NIL	0
	Dec 27/01	22	82,700	n/a	8.4268	NIL	0
	Dec 28/01	22	38,500	n/a	8.4573	NIL	0
	Dec 31/01	22	53,500	n/a	8.7981	NIL	0

NEWS RELEASE


METHANEX

A Responsible Care® Company
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
Toll Free: 1-800-661-8851

For immediate release

METHANEX ANNOUNCES Q4 2001 RESULTS

January 28, 2002

Methanex incurred a net loss of US$13.0 million (US$0.10 per share) and generated EBITDA (earnings before interest, income taxes, depreciation and amortization) of US$8.6 million for the fourth quarter ended December 31, 2001. The fourth quarter 2001 results compare to a loss of US$13.7 million (US$0.08 per share) and EBITDA of US$20.0 million for the third quarter 2001. The third quarter 2001 loss and EBITDA are before a US$11 million asset restructuring charge related to the shutdown of our Medicine Hat facility for an indeterminate period. For the year ended December 31, 2001, net income after the asset restructuring charge was US$71.4 million (US$0.46 per share) compared to net income of US$144.9 million (US$0.85 per share) for 2000.

Pierre Choquette, President and CEO of Methanex commented, "Continued weakness in general global economic conditions led to a reduction in our average realized price for methanol, from US$147 per tonne in the third quarter 2001 to US$115 per tonne in the fourth quarter 2001. However, the impact of lower prices on fourth quarter EBITDA was largely offset by an increase in sales of our own production, reduced losses on the sale of purchased methanol and improvements in our cost structure." Mr. Choquette added, "We continue to believe that any significant improvement in global economic activity should lead to stronger methanol supply/demand fundamentals, and improved pricing, as only limited new capacity is expected to start production to the end of 2003."

Mr. Choquette continued, "We made progress on a number of strategic initiatives during the fourth quarter. We signed a gas supply agreement with the North West Shelf joint venture in Australia for a proposed 2.0 million tonne per year methanol facility on the Burrup Peninsula and obtained substantial government support. We expect to make a final decision in 2002 on this new facility which is scheduled to come on-stream in late 2005 and would provide secure supply to our growing customer base in Asia." Mr. Choquette continued, "In addition, we invested US$4 million in Cellex Power Products, a leading developer and innovator of fuel cell product solutions for use in industrial power applications. This investment, and new strategic relationship, will allow Methanex an early opportunity to demonstrate how methanol fuel can be delivered and used for fuel cell applications in a safe and cost effective manner."

Mr. Choquette concluded, "Methanex continues to have excellent financial capacity and flexibility. Our cash balance at December 31, 2001 was US$332 million. In addition, we have a US$291 million credit facility that remains undrawn. Mr. Choquette added, "On October 29, 2001, and following the repurchase of 29.2 million shares under a substantial issuer bid, we commenced an additional share buyback program to repurchase up to 11.5 million common shares under a normal course issuer bid. By the end of 2001, we had repurchased 2.2 million shares under the normal course issuer bid at prices below book value. These share buyback programs represent an excellent use of cash and reflect our commitment to return excess cash to shareholders."

- more -

For further information, contact:

Chris Cook
Manager, Investor Relations

Brad Boyd
Corporate Controller and
Director, Investor Relations

Information in this news release and the attached message to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include worldwide economic conditions, the expected availability of natural gas feedstock and the ability to carry out proposed methanol development projects and demonstrate the use of methanol in fuel cells in industrial power applications. Please also refer to p. 40 of Methanex's 2000 Annual Report for related information on forward-looking statements.

NEWS RELEASE


METHANEX

A *Responsible Care®* Company
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
Toll Free: 1-800-661-8851

A conference call is scheduled for Tuesday, January 29 at 11:00 am EDT (8:00 am PDT) to review these fourth quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available until February 4th at (877) 653-0545. The reservation number for the playback version is 148065. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the Nasdaq National Market in the United States under the trading symbol "MEOH."

- end -

For further information, contact:

Chris Cook
Manager, Investor Relations

Brad Boyd
Corporate Controller and
Director, Investor Relations

Information in this news release and the attached message to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include worldwide economic conditions, the expected availability of natural gas feedstock and the ability to carry out proposed methanol development projects and demonstrate the use of methanol in fuel cells in industrial power applications. Please also refer to p. 40 of Methanex's 2000 Annual Report for related information on forward-looking statements.



4

Interim Report
For the year ended December 31, 2001

At December 31, 2001, the number of common shares outstanding was 131,167,942.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1

Share Information
Methanex Corporation's common shares are listed for trading on the Toronto exchange under the symbol MX and on The Nasdaq Stock Market under the symbol MEOH.

Transfer Agents & Registrars
CIBC Mellon Trust Company
393 University Avenue, 5th Floor
Toronto, Ontario, Canada M5G 2M7
Toll free in North America:
1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com.

E-mail:
invest@methanex.com

Methanex Toll-Free:
1-800-661-8851

Message to Shareholders

Except where otherwise noted, all currency amounts are stated in United States dollars

This fourth quarter, 2001 Message to Shareholders should be read in conjunction with the annual consolidated financial statements and the Management's Discussion and Analysis included in the 2000 Annual Report.

($ millions, except where noted)	2001			2000	
	Three months ended December 31	Three months ended September 30	Year ended December 31	Three months ended December 31	Year ended December 31
Sales volumes (thousands of tonnes)					
Company produced	1,522	1,327	5,390	1,324	5,815
Purchased and commission	339	485	2,000	447	956
	1,861	1,812	7,390	1,771	6,771
Average realized methanol price ($ per tonne)	$ 115	$ 147	$ 172	$ 202	$ 160
Income (loss) before the asset restructuring charge and after tax	$ (13.0)	$ (13.7)	$ 82.5	$ 65.3	$ 144.9
Net income (loss)	$ (13.0)	$ (24.7)	$ 71.4	$ 65.3	$ 144.9
EBITDA [1]	$ 8.6	$ 20.0	$ 238.4	$ 109.5	$ 305.0
Cash flows from operating activities [2]	$ 17.6	$ 17.3	$ 219.4	$ 107.8	$ 296.6
Basic and diluted income (loss) per share before the asset restructuring charge	$ (0.10)	$ (0.08)	$ 0.53	$ 0.40	$ 0.85
Basic and diluted net income (loss) per share	$ (0.10)	$ (0.15)	$ 0.46	$ 0.40	$ 0.85

1 *EBITDA represents net income before interest expense, interest and other income, income taxes, depreciation and amortization, and the asset restructuring charge. EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flows and other measures of financial performance reported in accordance with generally accepted accounting principles. EBITDA differs from cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas primarily because it does not include cash flows from interest income, interest expense or income taxes. The method of computing EBITDA may not be comparable to similarly titled measures reported by other companies.*

2 *Before changes in non-cash working capital and the utilization of prepaid natural gas.*

Results from Operations

We incurred a net loss of $13.0 million ($0.10 per share) for the fourth quarter ended December 31, 2001 and generated EBITDA of $8.6 million. This compares to net income of $65.3 million ($0.40 per share) and EBITDA of $109.5 million for the fourth quarter ended December 31, 2000. For the year ended December 31, 2001, income before the third quarter 2001 asset restructuring charge was $82.5 million ($0.53 per share) and EBITDA was $238.4 million compared with net income of $144.9 million ($0.85 per share) and EBITDA of $305.0 million for the same period of 2000. During the third quarter of 2001 we took a one-time asset restructuring charge, before and after income tax expense, of $11 million related primarily to employee severance and mothball costs related to the shutdown of our Medicine Hat facility for an indeterminate period.

After giving effect to the asset restructuring charge, our net income for the year ended December 31, 2001 was $71.4 million ($0.46 per share).

EBITDA for the fourth quarter of 2001 was $8.6 million compared to $20.0 million for the third quarter of 2001. The decrease in EBITDA for the fourth quarter of 2001 compared with the third quarter of 2001 resulted from:

	($ millions)
Lower realized price of produced methanol	(47)
Lower costs	14
Reduced losses from the sale of purchased methanol	11
Higher volume of produced product sold	9
Other	2
Decrease in EBITDA	(11)

The average realized methanol price for the fourth quarter of 2001 declined by $32 per tonne to $115 per tonne primarily because of reduced demand caused by the global economic slowdown. The lower average realized methanol price resulted in a $47 million decrease in EBITDA in comparison with the third quarter of 2001.

The impact on EBITDA of lower prices was largely offset by an increase in sales of our own production, reduced losses on the sale of purchased methanol and improvements in our cost structure. The fourth quarter costs were $14 million lower than the third quarter costs. Lower logistics, distribution and fixed costs associated with operating our facilities at near capacity resulted in lower costs of $9 million. Lower natural gas costs further reduced our cost structure by $3 million. The remainder of the cost reduction relates primarily to reduced fixed costs as a result of the shutdown of our Medicine Hat facility.

For the year ended December 31, 2001 our EBITDA was $238 million which was lower than the EBITDA of $305 million for the same period of 2000. The $60 million positive impact of higher prices was more than offset by increased costs of $80 million, reduced margins of $33 million relating to lower sales volumes of produced product and an increase of $14 million in losses on sale of purchased methanol. Approximately $45 million of the $80 million cost increase related to increases in the price of natural gas. Natural gas costs were $15 million higher for our North American facilities and $30 million higher for our Chilean facilities where the purchase price for natural gas is adjusted by a formula related to methanol prices on a 12-month trailing average basis. The remaining cost increase was primarily due to costs for business development and strategic initiatives and additional logistics and other costs associated with operating our facilities below capacity.

Operating Performance

For the quarter ended December 31, 2001, we operated our production facilities, excluding the idled Medicine Hat and Fortier plants, at 93% of capacity compared with 91% for the third quarter of 2001. This increase in capacity utilization was achieved even though we carried out a major maintenance turnaround at one of our plants in Chile. We continue to benefit from our initiatives to restructure our assets and shift production to our low-cost facilities in Chile and New Zealand. In 2001, 92% of our total production was produced at these low-cost facilities compared to 88% in 2000.

Despite weak global demand during 2001, our annual sales volume increased 0.6 million tonnes in 2001 to a record level of 7.4 million tonnes. The increase in our sales volume was achieved through the strategic acquisitions in late 2000 of ICI Chemicals and Polymers' customer base and logistics infrastructure in the United Kingdom and the marketing rights to the production from the 850,000 tonne per year Titan methanol plant in Trinidad. However, while we increased our global market position in this very difficult economic environment, sales from our own production for the year ended December 31, 2001 were 5.4 million tonnes, approximately 425,000 tonnes or 7% lower than for the same period in 2000. We increased our production rates in the fourth quarter and are now operating our facilities at an annualized rate of 6 million tonnes.

Supply/Demand Fundamentals

The global economic slowdown continues to negatively impact demand and the pricing for methanol. However, underlying industry fundamentals remain sound with limited new capacity expected to start production to the end of 2003. Any significant improvement in global economic activity should lead to stronger supply/demand fundamentals and improved pricing.

Methanol prices fell late in the third quarter of 2001 and remained relatively stable during the fourth quarter of the year. The Methanex non-discounted U.S. reference price for January 2002 is $125 per tonne ($0.375 per gallon). Spot prices in the U.S. are currently in the range of $98 to $108 per tonne ($0.295-$0.325 per gallon). Spot prices in Asia are currently between $99 and $117 per tonne. In Europe, the first quarter 2002 contract transaction price settled at EURO 125 before discounts ($109 per tonne at the time of settlement).

Strategic Initiatives

Production Capacity for the Asia Pacific Market
In December 2001, we signed a gas supply agreement with the North West Shelf joint venture in Australia for a proposed 2.0 million tonne per year methanol facility on the Burrup Peninsula in Western Australia. We also obtained a commitment for approximately AUD$85 million in federal government support. The new facility is scheduled to come on-stream in late 2005 and would provide secure supply to our growing customer base in the Asia Pacific region. We will make a final decision as to whether to proceed with this project in 2002.

Developing a new facility in Australia is particularly important because of the uncertainty of the future natural gas supply to our facilities in New Zealand. The current contractual natural gas entitlements are sufficient to operate the New Zealand plants at capacity for the equivalent of approximately 3 years. Most of the gas we have contracted is from the Maui field and during the fourth quarter of 2001 the owners of the field announced that the Maui reserves may be materially less than previously thought and below the aggregate of contracted quantities. This could potentially reduce the amount of contracted gas available to Methanex. The process to determine the available reserves in the Maui field is expected to be completed by the end of 2002. We are continuing to pursue acquisitions of additional gas to supply our New Zealand plants. However, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.

Potential Chile Expansion
We are exploring an opportunity to expand the production capability at our facility in Chile by about 825,000 tonnes per year, or 30% of current production capacity. Gas supply for this expansion would be contracted along with an extension of all our Chilean natural gas contracts to 2025, thereby ensuring the outstanding cost structure of this production site for an extended period of time. In 2002, we will make a decision on whether to proceed with and the timing of this project.

Materials Demonstration Unit
In partnership with Synetix, we constructed a materials demonstration unit at a total cost of approximately $6.5 million to validate proprietary technology for large-scale synthesis gas production under a range of operating conditions. The commercial success of this technology will enable us to stay well ahead of the competition in terms of scale and economics for the production of methanol and could also lead to the adoption of this process for the production of synthesis gas for ammonia, dimethyl ether and gas-to-liquids.

Fuel Cell Applications
In late December 2001, we invested $4 million in Cellex Power Products, a leading developer and innovator of fuel cell product solutions for industrial power applications. This investment, and new strategic relationship, will allow Methanex an early opportunity to demonstrate how methanol fuel can be delivered and used for fuel cell applications in a safe and cost effective manner.

Liquidity and Capital Projects

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the fourth quarter of 2001 were $17.6 million compared with $107.8 million for the fourth quarter of 2000 and $17.3 million for the third quarter of 2001.

Early in the fourth quarter of 2001 we made the $175 million payment for the repurchase of 29.2 million common shares under the substantial issuer bid that was completed at the end of the third quarter. On October 29, 2001 we commenced an additional share buyback program to repurchase up to 11.5 million common shares under a normal course issuer bid. As at December 31, 2001 we had repurchased 2.2 million shares under the normal course issuer bid for a total cost of $11.8 million.

In the second quarter of 2001 we reached a successful settlement of the 1991 Canadian tax year reassessment. The Canada Customs and Revenue Agency has returned $67 million representing the full amount placed on deposit plus accrued interest. $46 million was received in the third quarter and $21 million was received in the fourth quarter.

During the year ended December 31, 2001, our cash contribution to the Atlas project, a 1.7 million tonne per year joint venture methanol facility being built in Trinidad, was $38 million, excluding the $17 million payment made to Beacon Energy Investment Fund in the third quarter of 2001. Project financing is being arranged and our total equity contribution to the joint venture, excluding the Beacon payment, is expected to be approximately $100 million.

We have excellent financial capacity and flexibility. Our cash balance at December 31, 2001 was $332 million. We also have an undrawn $291 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total less than $80 million for the period to the end of 2004. We have the financial capacity to complete the capital maintenance spending program, fund our equity contribution for the construction of Atlas, repay the $150 million public bonds due August 2002 and to pursue new opportunities to enhance our strategic position in methanol.

Short-term Outlook

We believe that underlying industry fundamentals remain sound as only limited new capacity is expected to start production over the next two years. However, our results in the near term will reflect the slowdown in global economic growth that has resulted in reduced demand for methanol and lower methanol prices. We expect that any significant improvement in global economic activity will lead to stronger methanol supply/demand fundamentals. In this environment, we will continue to focus on maximizing the value generated from our low cost facilities and global market position. The methanol price, however, will ultimately depend on industry operating rates and the strength of global demand. The Company's excellent financial position and financial flexibility, outstanding global supply network and low cost position will ensure that Methanex continues to be the leader in the methanol industry.

January 28, 2002

Methanex Corporation

Consolidated Statements of Income (unaudited)	3 months ended December 31		12 months ended December 31	
(thousands of U.S. dollars, except number of shares and per share amounts)	2001	2000	2001	2000
Revenue	$ 195,335	$ 329,680	$ 1,148,965	$ 1,061,271
Cost of sales and operating expenses	186,756	220,155	910,601	756,248
Depreciation and amortization	30,184	28,096	113,719	109,971
Operating income (loss) before undernoted items	(21,605)	81,429	124,645	195,052
Interest expense	(7,153)	(8,356)	(31,848)	(32,472)
Interest and other income	6,552	6,621	19,028	16,389
Asset restructuring charge (note 6)	-	-	(11,060)	-
Income (loss) before income taxes	(22,206)	79,694	100,765	178,969
Income tax recovery (expense)	9,252	(14,438)	(29,347)	(34,108)
Net income (loss)	$ (12,954)	$ 65,256	$ 71,418	$ 144,861
Retained earnings, beginning of period	413,110	324,111	384,832	249,553
Excess of repurchase price over assigned value of common shares	(2,846)	(4,535)	(58,940)	(9,582)
Retained earnings, end of period	$ 397,310	$ 384,832	$ 397,310	$ 384,832

Supplemental Information Relating to Consolidated Statements of Income

Income (Loss) Before the Asset Restructuring Charge

	3 months 2001	3 months 2000	12 months 2001	12 months 2000
Net income (loss)	$ (12,954)	$ 65,256	$ 71,418	$ 144,861
Asset restructuring charge, before and after tax	-	-	11,060	-
Income (loss) before asset restructuring charge	$ (12,954)	$ 65,256	$ 82,478	$ 144,861

	3 months 2001	3 months 2000	12 months 2001	12 months 2000
Weighted average number of common shares outstanding*	132,560,277	163,135,148	154,355,808	170,303,780
Income (loss) per common share before asset restructuring charge	$ (0.10)	$ 0.40	$ 0.53	$ 0.85
Basic and diluted net income (loss) per common share	$ (0.10)	$ 0.40	$ 0.46	$ 0.85
Basic cash flows from operating activities per common share**	$ 0.13	$ 0.66	$ 1.42	$ 1.74
Diluted cash flows from operating activities per common share**	$ 0.13	$ 0.65	$ 1.41	$ 1.73

* number of common shares outstanding at December 31, 2001: 131,167,942 (December 31, 2000: 160,793,216)

** before changes in non-cash working capital and utilization of prepaid natural gas

Methanex Corporation

Consolidated Balance Sheets		**December 31**		**December 31**
(unaudited)		**2001**		**2000**
(thousands of U.S. dollars)				
Assets				
Current assets:				
Cash and cash equivalents	$	332,129	$	225,942
Receivables		135,219		286,756
Inventories		99,908		140,175
Prepaid expenses		8,685		10,816
		575,941		663,689
Property, plant and equipment		1,031,716		1,045,899
Other assets		85,693		94,124
	$	1,693,350	$	1,803,712
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	110,281	$	131,999
Current maturities on long-term debt and other long-term liabilities		154,693		5,313
		264,974		137,312
Long-term debt		249,535		399,204
Other long-term liabilities		78,911		79,654
Future income taxes		164,469		142,307
Shareholders' equity				
Capital stock		538,151		660,403
Retained earnings		397,310		384,832
		935,461		1,045,235
	$	1,693,350	$	1,803,712

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)	3 months ended December 31		12 months ended December 31	
(thousands of U.S. dollars)	**2001**	**2000**	**2001**	**2000**
Cash flows from operating activities:				
Net income (loss)	$ (12,954)	$ 65,256	$ 71,418	$ 144,861
Add:				
Depreciation and amortization	30,184	28,096	113,719	109,971
Future income taxes	(2,190)	10,494	22,162	26,407
Other	2,541	3,984	12,130	15,354
Cash flows from operating activities before undernoted changes	17,581	107,830	219,429	296,593
Receivables and accounts payable and accrued liabilities	30,652	13,705	114,824	(31,061)
Inventories and prepaid expenses	16,531	(24,591)	41,158	(65,495)
Utilization of prepaid natural gas	(181)	1,369	1,045	15,767
	64,583	98,313	376,456	215,804
Cash flows from financing activities:				
Repayment of other long-term liabilities	(1,123)	(1,136)	(6,359)	(10,692)
Repayment of long-term debt assumed on the acquisition of Saturn Methanol Company, LLC	-	-	-	(7,480)
Payment for shares repurchased	(187,620)	(31,897)	(187,620)	(60,987)
Issue of shares on exercise of incentive stock options	6	150	6,428	663
	(188,737)	(32,883)	(187,551)	(78,496)
Cash flows from investing activities:				
Acquisition of Saturn Methanol Company, LLC (net of cash acquired)	-	-	-	(16,902)
Acquisition of ICI's methanol assets	-	(14,831)	-	(14,831)
Plant and equipment under development	(26,873)	-	(68,460)	-
Property, plant and equipment	(8,926)	(10,992)	(22,882)	(19,355)
Accounts payable and accrued liabilities related to capital expenditures	12,687	(693)	12,137	(5,820)
Other assets	(3,456)	(848)	(3,513)	(6,407)
	(26,568)	(27,364)	(82,718)	(63,315)
Increase (decrease) in cash and cash equivalents	(150,722)	38,066	106,187	73,993
Cash and cash equivalents, beginning of period	482,851	187,876	225,942	151,949
Cash and cash equivalents, end of period	$ 332,129	$ 225,942	$ 332,129	$ 225,942
Supplementary cash flow information:				
Interest paid	$ 107	$ 174	$ 30,957	$ 31,044
Income taxes paid (recovered)	$ (11,797)	$ 2,436	$ (244)	$ (11,943)

Methanex Corporation
Notes to Consolidated Financial Statements
(unaudited)

Year ended December 31, 2001

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements have been prepared from the books and records without audit, however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes that are included in the Methanex 2000 Annual Report. Except with respect to the change in accounting policy described below, the accounting policies applied in these interim financial statements are consistent with those applied in the Annual Report.

1. Change in Accounting Policy

Effective January 1, 2001, the Company has adopted the new Canadian Institute of Chartered Accountants recommendations relating to the calculation and disclosure of earnings per share. The new recommendations have been applied retroactively and the comparative interim consolidated financial statements have been restated to reflect this change. Under the revised policy, the calculation of basic earnings per share has not been impacted. Under the new recommendations the treasury stock method is used for the calculation of diluted earnings per share instead of the imputed earnings approach used previously. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period. The impact of the retroactive application of the new policy on disclosed earnings per share, in these interim financial statements, is not significant.

2. Interest in joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company ("Atlas"). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed by the end of 2003. The Company accounts for its interest in Atlas using the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets, liabilities and cash flows is included in the accounts. For 2001, the joint venture has no income or expenses as the plant is under construction.

The consolidated financial statements as at December 31, 2001 include the following amounts representing the Company's interest in the Atlas joint venture:

Consolidated Balance Sheet	**($ thousands)**
Current assets	$ 1,955
Property, plant and equipment	63,131
Current liabilities	7,690
Consolidated Statement of Cash Flows	
Cash outflows from investing activities	$ 55,441

During 2001, $1.0 million of interest was capitalized to property, plant and equipment under construction.

The Company estimates that its share of capital expenditures to complete this project will be $200 million and will be incurred over the next two years. The Company intends to fund this project from cash generated from operations, cash and cash equivalents and project financing.

3. Capital Stock and Share Repurchase

Changes in the capital stock of the Company during the period January 1, 2001 to December 31, 2001 were as follows:

	Number of Common Shares	Consideration ($ thousands)
Balance, December 31, 2000	160,793,216	$ 660,403
Issued on exercise of incentive stock options	1,739,675	6,428
Shares repurchased	(31,364,949)	(128,680)
Balance, December 31, 2001	131,167,942	$ 538,151

During 2001, the Company repurchased for cancellation common shares at prices in excess of their assigned value. The cost to acquire the shares in the amount of $187.6 million (2000 - $61.0 million) was allocated $128.7 million (2000 - $51.4 million) to capital stock and $58.9 million (2000 - $9.6 million) to retained earnings.

4. Earnings Per Share

Basic earnings per share is calculated by dividing net income for the period by the weighted average number of outstanding common shares. Diluted earnings per share adjusts basic earnings per share for the dilutive effect of outstanding stock options. Stock options to purchase common shares are dilutive only when the average market price of the common shares during the period exceeds the exercise price of the options.

A reconciliation of the weighted average number of common shares is as follows:

	Three months ended December 31		Year ended December 31	
	2001	2000	2001	2000
Denominator for basic earnings per share	132,560,277	163,135,148	154,355,808	170,303,780
Effect of dilutive stock options	-	1,639,379	1,609,485	747,813
Denominator for diluted earnings per share	132,560,277	164,774,527	155,965,293	171,051,593

5. Stock Options

Common shares reserved for incentive stock options at December 31, 2001 are as follows (exercise price per share in Canadian dollars):

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2000	8,048,525	$9.52
Granted	2,963,900	9.56
Exercised	(1,735,550)	5.72
Cancelled	(547,250)	12.77
Outstanding at September 30, 2001	8,729,625	10.08
Exercised	(4,125)	3.99
Cancelled	(34,750)	7.78
Outstanding at December 31, 2001	8,690,750	10.09

As of December 31, 2001, 5,132,094 stock options were exercisable at an average price of $11.16.

6. Asset Restructuring Charge

During the third quarter of 2001, the Company recorded an asset restructuring charge of $11 million relating to the shutdown of the Medicine Hat, Alberta facility for an indeterminate period. The tax benefit relating to the asset restructuring charge has been fully offset by a valuation allowance.

7. Natural Gas

Production from the Company's New Zealand operations is dependent on the supply of gas from the Maui field. The current contractual natural gas entitlements are sufficient to operate the New Zealand plants at capacity for the equivalent of approximately 3 years. During the fourth quarter of 2001 the owners of the Maui field announced that the Maui reserves may be materially less than previously thought and below the aggregate of contract quantities. This could potentially reduce the amount of contracted gas available to Methanex. The process to determine the available reserves in the Maui field is expected to be completed by the end of 2002. We are continuing to pursue acquisitions of additional gas to supply our New Zealand plants. However, there can be no assurance that we will be able to secure additional gas in New Zealand at commercially acceptable terms.

Quarterly History (unaudited)		YTD 2001	Q4	Q3	Q2	Q1	2000	Q4	Q3	Q2	Q1	1999	Q4	Q3	Q2	Q1
Methanol sales volume (thousands of tonnes)																
Company produced product		**5,390**	1,522	1,327	1,296	1,245	**5,815**	1,324	1,398	1,548	1,545	**5,338**	1,291	1,394	1,173	1,480
Purchased product		**1,280**	170	301	404	405	**814**	305	245	133	131	**1,255**	323	329	411	192
Commission sales [1]		**720**	169	184	146	221	**142**	142	-	-	-	-	-	-	-	-
		7,390	1,861	1,812	1,846	1,871	**6,771**	1,771	1,643	1,681	1,676	**6,593**	1,614	1,723	1,584	1,672
Methanol production (thousands of tonnes)																
North America		**445**	127	123	93	102	**685**	108	114	223	240	**971**	241	214	210	306
New Zealand		**2,133**	592	520	447	574	**2,410**	593	620	607	590	**2,063**	507	559	487	510
Chile		**2,783**	662	710	708	703	**2,912**	716	666	778	752	**2,309**	782	548	537	442
		5,361	1,381	1,353	1,248	1,379	**6,007**	1,417	1,400	1,608	1,582	**5,343**	1,530	1,321	1,234	1,258
Methanol price [2]																
($/tonne)		**172**	115	147	200	225	**160**	202	187	141	112	**105**	115	115	99	93
($/gallon)		**0.52**	0.35	0.44	0.60	0.68	**0.48**	0.61	0.56	0.42	0.34	**0.32**	0.35	0.35	0.30	0.28
Per share information																
Net income (loss)	$	**0.46**	(0.10)	(0.15)	0.25	0.43	**0.85**	0.40	0.35	0.17	(0.06)	**(0.87)**	(0.45)	(0.06)	(0.13)	(0.23)
Cash flows from operating activities [3]	$	**1.42**	0.13	0.11	0.48	0.66	**1.74**	0.66	0.59	0.40	0.10	**0.09**	0.08	0.10	0.01	(0.10)

[1] Sales of product from Titan plant in Trinidad. Methanex markets 100% of Titan product.

[2] Produced and purchased product.

[3] Before changes in non-cash working capital and the utilization of prepaid natural gas.